May 23, 2024

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Charles Eastman and Melissa Gilmore

Re:	CommScope Holding Company, Inc. Form 10-K for the year ended February 29, 2024 Form 10-Q for the Period Ended March 31, 2024 File No. 001-36146

We refer to your letter dated May 14, 2024 commenting on the disclosures contained in CommScope Holding Company, Inc.’s (“CommScope,” the “Company,” or “our”/“we”) Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2024, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Commission on May 9, 2024. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-Q for the Period Ended March 31, 2024

Notes to Unaudited Condensed Consolidated Financial Statements

Asset Impairments

Goodwill, page 9

1. We note that you performed a goodwill impairment test before and after the change in the composition of your reporting units and that no impairment existed and none was identified during the three months ended March 31, 2024. Please tell us if you performed impairment testing at March 31, 2024. Given the deterioration in your operating results (i.e., decreases in net sales, operating income and cash flows from operations) and the outlook for the remainder of 2024, tell us and disclose in future filings the percentage by which your estimated fair value exceeded its carrying value for each reporting unit and the specific key assumptions used in the fair value determination as of the date of your most recent impairment test. Please refer to Item 303(b)(3) of Regulation S-K.

Response 1:

We performed our annual goodwill impairment test as of October 1, 2023, and an interim impairment test on our Enterprise (previously Building and Data Center Connectivity), Access Network Solutions (ANS), and Broadband (previously Network Cable and Connectivity) reporting units as of January 1, 2024, immediately before and after changes in the composition of those reporting units. As of March 31, 2024, management considered whether it was more likely than not the carrying amount of a reporting unit that includes goodwill exceeded its fair value and concluded based on our evaluation that it was not. Our first quarter results were consistent or better than projections used in the prior annual test and the discount rates used in the discounted cash flow (DCF) model declined. As such, no further impairment testing was performed as of March 31, 2024.

The Company informs the Staff below and will disclose in future filings the percentage by which the estimated fair value exceeded its carrying value for each reporting unit where the fair value does not substantially exceed the carrying value. The Company will continue to include the specific key assumptions used in the fair value determination and a sensitivity analysis of those assumptions as of the date of our most recent impairment test.

The Company’s annual goodwill impairment test as of October 1, 2023, resulted in partial impairment charges of $99.1 million and $46.3 million for the Enterprise and ANS reporting units, respectively. As of the most recent impairment test on January 1, 2024, the implied fair value of the Enterprise and ANS reporting units exceeded its respective carrying amount by 8% and 7%, respectively.

Considering the low headroom going forward for each of the ANS and Enterprise reporting units, management has continued to disclose there is a risk for future impairment in the event of declines in general economic, market or business conditions or any significant unfavorable change in the forecasted cash flows, weighted average cost of capital or growth rates. If current and long-term projections for the ANS and Enterprise reporting units are not realized or decrease materially, the Company may be required to recognize additional goodwill impairment charges, and these charges could be material to the Company's results of operations.

Consistent with the information previously provided in our annual filing, the following table provides summary information regarding our reporting units with goodwill balances as of January 1, 2024, that have the lowest level of headroom. The table presents key assumptions used in our interim goodwill analysis, along with sensitivity analysis showing the effect of a change in certain key assumptions, assuming all other assumptions remain constant, to the resulting fair value using an income approach.

(in millions)

	Key Assumptions		Goodwill		Excess (Deficit) of Fair Value to Carrying Value
Reporting Unit	Discount Rate	Terminal Growth Rate	Balance at January 1, 2024	% of Total Assets	Result of Interim Goodwill Test as of January 1, 2024	Decrease of 10% in Cash Flows	Decrease of 0.5% in Long-term Growth Rate	Increase of 0.5% in Discount Rate
ANS	14.0%	1.0%	$261.4	2.8%	$114.8	$(38.6)	$95.6	$52.8
Enterprise	11.0%	1.5%	742.3	7.9%	92.8	(35.1)	57.7	25.3

Form 10-K for the year ended February 29, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 45

2. Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33- 8350.

Response 2:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will enhance its disclosure to provide greater clarity into the estimation and uncertainty in its accounting estimates where there is significant judgment and material impact of the assumptions including quantitative information where applicable, to the extent material and reasonably available. The Company will also, to the extent material, discuss how much each of these estimates and/or assumptions have changed over the relevant period, and will include the sensitivity of its reported amounts to methods, assumptions and estimates underlying its calculations. The Company will review all of its critical accounting estimates for enhanced disclosure.

If you have any questions or comments with respect to the above, please call me at 972-952-0053.

Sincerely,

/s/ Kyle Lorentzen

Kyle Lorentzen

Executive Vice President

and Chief Financial Officer